Exhibit 99.1

PRESS RELEASE

HARDISTY WEST TERMINAL

Calgary, Alberta, Canada	January 25th, 2011

Gibson Energy ULC (“Gibson”) is pleased to announce that it has entered into a business relationship with Suncor Energy Inc. (“Suncor”) to build and operate four 300,000 barrel tanks at Gibson’s Hardisty Terminal located in Hardisty, Alberta.

While located proximal to the Gibson’s Hardisty Terminal, the four tanks are to be built as a standalone facility and shall be named the Hardisty West Terminal.   The Hardisty West Terminal will be located near and connected to all major pipelines, and will benefit from the synergies provided by Gibson’s Hardisty Terminal. The Hardisty West Terminal is designed to provide Suncor with the ability to grow its business and manage the quality of its proprietary commodity streams.

Stew Hanlon, Gibson’s President and Chief Executive Officer, stated that “Gibson is excited to be working with Suncor on this important venture.  This initiative is further evidence of Gibson’s intent to grow its presence in the Hardisty area and of Gibson’s desire to work in innovative ways to provide premium custom midstream services for its valued customers.”

The Hardisty West Terminal is scheduled to commence operations in June, 2012.

Gibson is a growth-oriented North American midstream oil and gas company with strategic land positions in important Alberta oil hubs such as Edmonton and Hardisty.  Each year, Gibson, together with its wholly-owned subsidiaries, moves millions of barrels of energy products to market via their facilities and infrastructure which includes injection stations, terminals, pipelines and tank storage and a fleet of over 1900 truck transportation units.  Gibson’s inter-related business divisions also produce other services which include the marketing, transportation, distribution and processing of energy products.

Comments or questions can be directed to:

Brent Campbell, General Manager of Terminals & Pipelines, Bus. Dev. & Joint Venture Ops – bcampbell@gibsons.com or 403-206-4083

OR

Carrie Willemsen, Communications Manager -  cwillemsen@gibsons.com or 403-206-4220